News Release

August 21, 2006	SVU: TSX-V
N.R. 2006-07

Spur Ventures to list and commence trading
on the Toronto Stock Exchange

Vancouver, B.C. Canada. Spur Ventures Inc. ("Spur", or the "Company", TSX Venture-SVU, NASDAQ OTC BB-SPVEF) is pleased to announce that the Company's common shares and share purchase warrants expiring July 28, 2007 ("2007 warrants") will begin trading on the Toronto Stock Exchange ("TSX") on Tuesday, August 22, 2006.

The trading symbols for Spur's common shares and 2007 warrants will remain as "SVU" and "SVU.WT" respectively. The Company's common shares and 2007 Warrants will be de-listed from the TSX Venture Exchange concurrently with the migration to the TSX.

Spur Ventures Inc. aims to be the premier integrated fertilizer manufacturer in China, with plans to produce up to one million tonnes per year of high-quality NPK fertilizer for domestic consumption in the central province of Hubei, China. These expansion plans include the development of the largest phosphate deposit in China, located near Yichang City.

For further information, please contact Dr. Robert Rennie at 604-689-5564 or Mr. Michael Kuta at 604-697-6201.

This news release includes certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming programs. Although Spur Ventures believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include phosphate and potash prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com